

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2011

Ms. Karen L. Howard
Chief Financial Officer
Columbus McKinnon Corporation
140 John James Audubon Parkway
Amherst, NY 14228-1197

>   **Re:** **Columbus McKinnon Corporation**
>   **Form 10-K for the fiscal year ended March 31, 2010**
>   **Filed May 28, 2010**
>   **Form 10-Q for the fiscal quarter ended December 31, 2010**
>   **File No. 000-27618**

Dear Ms. Howard:

We have reviewed your response dated March 11, 2011 and related filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended March 31, 2010

Item 7. Liquidity and Capital Resources, page 21

1.   If significant to an understanding of your liquidity, please clarify the amount of cash and cash equivalents held outside of the U.S. Additionally, to the extent material, please describe any significant amounts that may not be available for general corporate use related to cash and investments held by foreign subsidiaries where you consider earnings to be indefinitely invested. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Schedule II – Valuation and Qualifying Accounts, page F-49

2.   We refer to your response to prior comment 7. We see the reserve you have established relates to slow moving inventory. Please tell us why you believe that no loss has been sustained on slow moving inventory. In your response, also tell us whether slow moving products are sold to customers at a reduced cost. Any expected losses related to slow moving inventory should be considered a cost adjustment establishing a new cost basis as provided under SAB Topic 5-BB and FASB ASC 330-10-35-14. Please clarify your basis in the accounting literature for recording a reserve rather than an impairment for slow moving inventory.

Form 10-Q for the quarter ended December 31, 2010

Item 2. Liquidity and Capital Resources, page 26

3.   We refer to your response to prior comment 12. To the extent you continue to utilize a material amount of your credit facilities for letters of credit, in future filings please provide disclosure describing the letters of credit similar to your response.

        You may contact Leigh Ann Schultz at 202-551-3628 or me at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. You may also contact Martin James at 202-551-3671.

                                        Sincerely,

                                        Brian Cascio
                                        Accounting Branch Chief